SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

NORTHSTAR REAL ESTATE INCOME TRUST, INC.
(Name of Subject Company (issuer))

REIT EXCHANGE FUND, INC.
(Names of Filing Person (offeror))

Common Stock
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)

Nathan D. Leight Spring Asset Management LLC 801 Arthur Godfrey Road Suite 300 Miami Beach, FL 33140 (305) 209-9898	Copy to: Thomas D. Balliett, Esq. Philip R. Weingold, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, NY 10036 (212) 715-9100

(Name, address, and telephone numbers of person
authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee
Transaction	Amount of
Valuation(1)	Filing Fee(2)

$9,536,524.82	$1,300.78

(1)                                 Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the aggregate offering price of $500,000,000 multiplied by the subject company’s proportional, capitalization-weighted share of the offering as set forth in RXF’s Registration Statement on Form N-2, dated April 9, 2013.

(2)                                 The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒                                Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $68,200
Form or Registration Number:  333-187821
Filing Party:  REIT Exchange Fund, Inc.
Date Filed:  April 9, 2013

☐                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

TENDER OFFER

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) filed by REIT Exchange Fund, Inc. (“RXF”), relating to its offer to exchange shares (the “Shares”) of common stock in Northstar Real Estate Income Trust, Inc., the subject company, for a fixed number of RXF’s common shares (“RXF Common Shares”), upon the terms and subject to the conditions set forth in RXF’s prospectus which forms part of a Registration Statement on Form N-2, dated April 9, 2013 (as it may be amended or supplemented from time to time, the “Prospectus”).

RXF’s exchange offer has not commenced within the meaning of Regulation 14D and will not so commence until RXF files an amended Schedule TO (including the Prospectus) that includes all required information.  No securities (including RXF Common Shares) were sold in connection with this tender offer and no tender of Shares of the subject company occurred.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 15, 2013

REIT Exchange Fund, Inc.

By:	/s/ Guy M. Barudin
Guy M. Barudin, Chief Operating Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Letter of Transmittal (including IRS Form W-9).*

(a)(1)(B)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(C)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(D)	Instruction Form to be used with the Letter of Transmittal.*

(a)(4)

Preliminary Prospectus, dated April 9, 2013, filed as part of RXF’s Registration Statement on Form N-2 with the Securities and Exchange Commission (File No. 333-187821) incorporated herein by reference.

*  Previously filed with Schedule TO.